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Phone:	(212) 885-5442
Fax:	(212) 885-5001
Email:	bshiffman@blankrome.com

July 12, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	High Income Securities Fund Preliminary Proxy Statement on Schedule 14A Notice of Filing

To Whom it May Concern:

The above-referenced filing (the “Preliminary Proxy Statement”) of our client, High Income Securities Fund (the “Fund”), filed today pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, is furnished in connection with the solicitation of proxies by the Board of Trustees of the Fund, a Massachusetts business trust, for use at an annual meeting of shareholders to be held on August 21, 2019 at 10:00 AM, Central time, at the offices of US Bank Global Fund Services, 777 East Wisconsin Avenue, 4th Floor, Milwaukee, WI 53202 to:

(i)	fix the number of Trustees at 7 and to elect the Trustees;

(ii)
provide a non-binding advisory vote on whether the previously-approved proposal to change the nature of the Fund’s business from being an investment company under the Investment Company Act of 1940, as amended and to de-register the Fund as an investment company with the U.S. Securities and Exchange Commission to permit the Fund to operate as a holding company continues to be in the best interests of the Fund;

(iii)
provide a non-binding advisory vote on whether the previously-approved proposal to reorganize the Fund from a Massachusetts business trust into a Delaware corporation continues to be in the best interests of the Fund; and

(iv)	transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Blank Rome LLP | blankrome.com

July 12, 2019

Please contact me at (212) 885-5442 or Tom Westle at (212) 885-5239 with any questions you may have or for any further information you may desire

Very truly yours,

/s/ Brad L. Shiffman

Brad L. Shiffman